Exhibit 99.1

21Vianet Announces Additional US$100 Million Private Placement of Convertible Notes

BEIJING, Feb. 25, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it has entered into convertible note purchase agreements with a group of investors whereby the Company will sell and issue convertible notes in an aggregate principal amount of US$100 million to the investors through a private placement.  These transactions are in addition to the US$100 million private placement of convertible notes previously announced by the Company on February 19, 2020. The transactions are on substantially the same terms and conditions as the previously announced transaction and are subject to the satisfaction of customary closing conditions.

Information regarding the detailed terms and conditions of the convertible notes issuance can be found in the form of Convertible Note Purchase Agreement furnished by 21Vianet to the U.S. Securities and Exchange Commission on February 20, 2020 as an exhibit to a Form 6-K.

As one of the investors is a private equity fund affiliated with an independent director of the Company, the transaction with such investor may be deemed to be a related-party transaction, and therefore such transaction has been reviewed and approved by the audit committee of the Company’s board of directors.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com